Exhibit 99.1

Government of Ontario nominee appointed to the Board of Directors of Hydro One Limited

TORONTO, February 19, 2026 - Hydro One Limited (Hydro One) announced today that the Government of Ontario’s nominee Deb Hutton has been appointed to the company’s Board of Directors, effective today. Ms. Hutton will fill the board vacancy created when Cherie Brant did not stand for re-election at the company’s 2025 annual general meeting of shareholders.

“We welcome Deb Hutton as a provincial nominee to our Board of Directors,” said Melissa Sonberg, Chair of the Board of Directors, Hydro One Limited. “Ms. Hutton brings a wealth of communications and public policy expertise to the Board and we look forward to working with her.”

Biography

Deb Hutton is a communications professional with nearly three decades of experience guiding organizations through complex communications challenges and leading high performing teams across both the public and private sectors. She began her career in politics, advising candidates, elected officials, and leaders—experience that gives her deep insight into public expectations and government relations.

Ms. Hutton is dedicated to community service and has contributed her time and leadership to a variety of Boards including Metrolinx, York University Board of Governors, the JaysCare Foundation, Niagara Peninsula Children’s Centre and the Speech and Stuttering Institute.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.

Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

For further information:

Media can contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868